1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 15, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Technology Growth Capital, Inc. - Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) on April 15, 2010 for the registration of 13,000,000 shares of the common stock of the Company. The Registration Statement relates to the shelf offering of shares of the Company’s common stock under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-150403), except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

SUTHERLAND ASBILL AND BRENNAN LLP